Filed by New York Community Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:   New York Community Bancorp, Inc.

Commission File No. 333-107498

FOR IMMEDIATE RELEASE	Contact:	Ilene A. Angarola
First Senior Vice President
Investor Relations
(516) 683-4420

NEW YORK COMMUNITY BANCORP, INC.

RAISES QUARTERLY CASH DIVIDEND TO $0.25 PER SHARE,

REPRESENTING A 67% INCREASE SINCE 4Q 2002

Westbury, N.Y., October 28, 2003 – New York Community Bancorp, Inc. (NYSE: NYB) today announced that its Board of Directors has increased the quarterly cash dividend to $0.25 per share. The dividend, which is up two cents from the dividend paid in the third quarter of this year, and up ten cents on a year-over-year basis, is payable on November 21, 2003 to shareholders of record as of November 12, 2003.

Commenting on the increase, President and Chief Executive Officer Joseph R. Ficalora stated, “As we approach our tenth anniversary as a stock-form institution, we are pleased to convey our thanks to our investors by increasing our quarterly cash dividend, once again. The $0.25 per share dividend to be paid next month is 67% higher than the dividend paid last November, the culmination of four consecutive quarterly increases over the course of this year.

“If we go back to November 1994, when our first dividend was issued,” Mr. Ficalora continued, “the current dividend represents a 6,657% increase and an 81% cash-on-cash return on our originally issued shares. The dramatic growth in our dividend is also a reflection of the significant earnings growth we’ve accomplished over the past nine years. While management teams often talk about creating shareholder value, the extent to which we’ve raised our dividend this year—and since inception—speaks volumes about the seriousness of our commitment to this goal.

“For shareholders of Roslyn Bancorp, who are scheduled to vote on our proposed merger tomorrow morning, the $0.25 per share dividend will represent a better than 20% increase over the dividend issued by Roslyn in August, assuming that the merger has been consummated and that they are our shareholders on the November 12th record date. This increase takes into account the exchange ratio for the merger, which is 0.75 of a share of New York Community for each share of Roslyn held when the merger takes place. We are excited by the potential the merger presents in terms of value creation,” Mr. Ficalora noted, “not only for our own shareholders, but for Roslyn’s, as well.”

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New York Community Bancorp, Inc. Raises Quarterly Cash Dividend

Subject to the approval of both companies’ shareholders at their respective special meetings tomorrow morning, the merger of Roslyn Bancorp with and into New York Community Bancorp is expected to be completed after the close of business on October 31, 2003.

Earlier this month, New York Community reported third quarter 2003 earnings of $72.2 million, up $11.8 million, or 19.6%, from the year-earlier amount. On a diluted per share basis, the Company’s earnings rose nine cents, or 20.5%, year-over-year to $0.53 in the current third quarter and generated a return on average stockholders’ equity of 22.05%.

New York Community Bancorp, Inc. is the $12.9 billion holding company for New York Community Bank and the fifth largest thrift in the nation, based on current market capitalization. The Bank serves its customers through a network of 108 banking offices in New York City, Long Island, Westchester County (New York), and New Jersey, and operates through six community divisions: Queens County Savings Bank, Richmond County Savings Bank, CFS Bank, First Savings Bank of New Jersey, Ironbound Bank, and South Jersey Bank. In addition to operating the largest supermarket banking franchise in the metro New York region, with 52 in-store branches, the Bank is one of the leading producers of multi-family loans in New York City. Additional information about the Company and its financial performance is available at www.myNYCB.com.

New York Community Bancorp and Roslyn Bancorp have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS SENT TO THEM AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors are able to obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by New York Community Bancorp are available free of charge from the Investor Relations Department at New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, NY 11590. Documents filed with the SEC by Roslyn Bancorp are available free of charge from the Investor Relations Department at Roslyn Bancorp, Inc., One Jericho Plaza, Jericho, NY 11753.

The directors, executive officers, and certain other members of management of New York Community Bancorp and Roslyn Bancorp may be soliciting proxies in favor of the merger from the companies’ respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to

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New York Community Bancorp, Inc. Raises Quarterly Cash Dividend

the most recent proxy statements issued by the respective companies, which are available on their respective web sites (www.myNYCB.com and www.roslyn.com) and at the addresses provided in the preceding paragraph.

Forward-looking Statements and Associated Risk Factors

This release, and other written materials and statements management may make, may contain certain forward-looking statements regarding the Company’s prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or other similar expressions. The Company’s ability to predict results or the actual effects of its plans and strategies, including the proposed merger with Roslyn Bancorp, Inc., is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

The following factors, among others, could cause the actual results of the proposed merger to differ materially from the expectations stated in this release: the ability of the companies to obtain the required shareholder approvals of the merger; the ability of the companies to consummate the merger; the ability to effect the proposed restructuring; the ability to successfully integrate the companies following the merger, including integration of data information systems and retention of key personnel; a materially adverse change in the financial condition, operations, or projected or actual earnings of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis.

Factors that could have a material adverse effect on the operations of New York Community and its subsidiaries include, but are not limited to, changes in general economic conditions; interest rates, deposit flows, loan demand, real estate values, competition, and demand for financial services, loan, deposit, and investment products in the Company’s local markets; changes in the quality or composition of the loan or investment portfolios; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; war or terrorist activities, and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the Company’s operations, pricing, and services.

Except as required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.